CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

February 8, 2021

Re:	Seismic Capital Company

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 31, 2020

File No. 024-11376

Dear Ms. Gorman:

We acknowledge receipt of comments in your letter of January 21, 2021 regarding the Offering Statement on Form 1-A of Seismic Capital Company (the “Company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Offering Statement on Form 1-A

General

1. We note your response to comment 3. Please provide more detailed disclosure regarding the businesses of the three companies in which you intend to invest. See Item 7 of Form 1-A. Disclose whether these companies have generated revenues. Also disclose whether you plan to acquire a controlling interest in these companies and your planned dollar investment in Spare CS, Inc. and Parq, Inc.

The Company has provided additional disclosure beginning on page 26 regarding the three companies in which it intends to invest.

Exhibits

2. We note your response to comment 4. Please revise exhibit 2.1 to clarify the application of your exclusive forum provisions to claims arising under the federal securities laws.

As requested, the Company has amended the certificate of incorporation, the first amended and restated certificate of incorporation has been filed as exhibit 2.1.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Brigitte Lippmann, Securities and Exchange Commission

Jorge Bonilla, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Steven Weinstein, CEO, Seismic Capital Company

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